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02 AUG -

Friday 26 July, 2002

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

02049093

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2002 Interim results announcement*

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully,

P N Horsman
Head of Investor Relations

Enc

02 AUG -6 AM 12:

25 July 2002

Legal & General Group Plc
Interim Results for the six months to 30 June 2002

- Legal & General announces 57% growth in UK individual new business (including ISAs and unit trusts) to £410m annual premium equivalent (APE)[1].
- Worldwide new business rose by 34% to £498m APE.
- Legal & General Investment Management increased new fund management business by 20% to £7.2bn and is now the largest manager of pension funds in the UK.
- Careful management of our business has enabled Achieved Profits from new UK long term business to grow slightly faster than the strong growth in volumes.
- The free asset ratio for the UK long term fund stood at 13.4% as at 30 June 2002. This allows for the FSA's recently announced modification to the resilience test and includes an implicit item.
- Operating profit was broadly unchanged at £365m (1H01: £369m).
- The Board has declared a dividend increase ahead of inflation reflecting the Group's progressive dividend policy but also recognising the volatility of equity markets.

[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums.

Group Chief Executive, David Prosser, said: "These are very positive results for Legal & General in difficult investment conditions, which have affected financial services businesses worldwide.

While we are not immune from the impact of stock market falls, the free asset ratio for the UK long term fund compares favourably with the industry.

Our business model, which recognises consumers' needs for value for money products, continues to gain support and provides the basis for further profitable growth."

Overview of results - Achieved Profits basis

Legal & General's strategy continues to be focused on providing a broad range of good value products through multi-channel distribution. The success of that strategy is reflected in these results, with further growth in volumes, market share and profit from new business.

- UK new business grew by 38% to £449m APE (1H01: £325m) with the results reflecting the benefit of our strategic alliances with both Barclays and Alliance & Leicester. International new business was £49m APE (1H01: £48m), as growth in the United States was partly offset by lower volumes in Europe.

- The contribution before tax from new worldwide life and pensions business amounted to £112m, an increase of 15% over the first half of 2001, reflecting increased new business volumes and a favourable mix of business. Within that result the contribution before tax from new UK life and pensions business grew by 22% to £94m, exceeding the 20% growth in sales.

- Our institutional fund management business once again delivered strong growth in new business, winning £7.2bn of new funds. Operating profit grew from £31m to £40m.

- The Group's operating profit before tax was broadly stable at £365m (1H01: £369m). The growth in profit from our UK businesses was offset by lower profits from overseas life and pensions and a negative contribution from Other operational income, reflecting increased interest costs and financing strain arising from the more than doubling in ISA and unit trust business.

- Despite the fall in equity values, funds under management by the Group exceeded £120bn (1H01: £113bn).

- The Board has declared a dividend of 1.67p, an increase of 2.5% on the interim dividend paid last year. This rate of increase is ahead of price inflation and follows our progressive approach to dividends while recognising the current level and volatility of equity markets.

- Group shareholders' funds amounted to £4,775m at 30 June 2002 (1H01: £5,311m) after providing £86m for the interim dividend.

The Achieved Profits results follow the methodology issued by the Association of British Insurers in December 2001. Full details can be found in Part 2.

Capital strength

As at 30 June 2002 the free asset ratio for the UK long term fund stood at 13.4%. This allows for the FSA's recently announced modification to the resilience test and includes an implicit item. If this implicit item is excluded the ratio falls to 10.2%, compared with 12.1% at 31 December 2001.

From time to time we have indicated the quantum of the with-profits estate in our UK long-term fund. At 31 December 2001 the market value of assets supporting with-profits business was £25.2bn (31.12.99: £26.9bn). This amount exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities. The excess comprises working capital substantially provided by shareholders over many years and retained in the with-profits fund. At 31 December 2001 this excess amounted to £1.6bn (31.12.99: £2.3bn). The reduction over the period primarily arose from the fall in the market value of equities.

Analysis of new business

	1H 02 £m	1H 01 £m	Increase/ (decrease)
New business (APE)			
UK life and pensions	318	266	20%
- individual	279	202	38%
- group	39	64	(39)%
UK unit trusts and ISAs	131	59	122%
Total UK	449	325	38%
International life and pensions	49	48	2%
Worldwide (including unit trusts)	498	373	34%
New institutional fund management	7,217	6,012	20%

UK new business

Our UK new business grew by 38% in the first half of 2002 to £449m APE (1H01: £325m). Within that result, individual new business grew 57% to £410m APE (1H01: £261m) as we continue to benefit from the impact of new partnerships both large and small.

Individual life

Annual premium sales grew to £71m (1H01: £67m), benefiting from the strong position we have built up in the life protection market. The increasing success of our Mortgage Club helped to offset the new business impact of our decision to withdraw our ISA mortgage repayment product in May last year.

Single premium bond sales were up sharply at £776m, an increase of 56%, reflecting in particular high levels of demand from our new distribution partners, especially for with-profits bonds. The level of demand has declined in recent weeks as investors and their advisors have adopted a more cautious approach in the light of equity market volatility.

Individual pensions

Annual premium business continued to grow strongly, increasing by 86% to £93m (1H01: £50m), as we populate Stakeholder schemes and gain further business from specialist fee-based advisors. Single premium pension sales were £378m, up from £353m in the first half of 2001, as we achieved higher volumes of annuity business.

Unit trusts and ISAs

Despite the downturn in total market sales, we have continued to achieve very strong growth in new business, benefiting from the support of our strategic partners.

Regular payment business almost doubled to £31m (1H01: £16m). Single payment sales reached £1,005m, an increase of 134% (1H01: £430m). Demand was strongest for our UK Index Trust, the Fixed Interest (corporate bond) and High Income Trusts and for our Protected Portfolio product.

Group business

Primarily as a consequence of lower volumes of bulk purchase annuities, Group new business declined by 39% to £39m APE (1H01: £64m). For the first half, bulk purchase annuity premiums were £175m (1H01: £397m). The decline in demand from larger pension schemes reflects the impact of falling equity markets on the funding levels of these schemes. However, we continue to win bulk purchase business in the small and mid-sized segment of the market. New group annual premiums were broadly maintained at £18m (1H01: £20m).

Distribution

New business volumes have increased in both the IFA and Business Partnerships channels. However, the proportion of business sold through our Business Partnerships channel continues to increase due to the impact both of our strategic partners and the significant numbers of smaller firms which are continuing to tie to Legal & General.

In June we announced that, from 1 January 2003, Gresham Insurance, which is 90 per cent owned by Legal & General Insurance and 10 per cent owned by Woolwich, will provide buildings and contents insurance to customers of Barclays. This extension of the relationship between Barclays and Legal & General builds upon the success Barclays has achieved in selling Legal & General's savings and protection products to its customer base and on the long standing general insurance relationship between Legal & General and Woolwich.

Analysis of profit - Achieved Profits Basis

	1H 02	**1H 01**
Profit from continuing operations	£m	£m
UK life and pensions	277	265
International life and pensions	36	54
Institutional fund management	40	31
General insurance	22	16
Other operational income	(13)	1
Discontinuing operations	3	2
Operating profit	**365**	**369**
Variation from longer term investment return	(492)	(217)
Change in equalisation provision	(3)	(3)
Effect of economic assumption changes	(1)	36
Profit on sale of Fairmount Group	-	8
(Loss)/profit on ordinary activities before tax	**(131)**	**193**
Diluted earnings per share (Based on operating profit after tax)	4.86p	5.14p

UK life and pensions profit

Operating profit grew 5.0% to £277m (1H01: £265m). The contribution before tax from new life and pensions business was up 22% to £94m (1H01: £77m). In a highly competitive market, we have again written new business which delivers significant value for our shareholders. As a percentage of APE, the contribution was 30% (1H01: 29%) as the mix of new business continued to be favourable.

The contribution from in-force business was lower at £103m (1H01: £137m) as a result of adverse experience variances and assumption changes, in part arising from poorer persistency for mortgage endowment business. This contrasted with last year's positive experience variances.

The contribution from shareholder net worth was £83m (1H01: £61m). The increase was primarily due to the capital injections into the UK long term fund in the form of subordinated debt.

International life and pensions

Operating profit from international life and pensions business was £36m (1H01: £54m), including a new business contribution of £18m (1H01: £20m). The contribution from in-force business was £10m (1H01: £27m).

In the USA, our business has settled into the post Triple X environment in very good shape with new annual premium business up by 12% to £29m (an increase of 21% in local currency terms). Operating profit was £20m (1H01: £33m) reflecting a reduced contribution from the in-force book resulting from higher than anticipated mortality experience in the period. The new business contribution, as a percentage of APE, remains relatively high and roughly in line with pre Triple X margins.

New business volumes in the Netherlands were maintained at £10m APE but continued to outperform the wider market. In France, where market conditions remained difficult, new business including unit trusts fell to £10m APE (2000: £12m). The operating profits of the Dutch and French businesses were £11m (1H01: £12m) and £5m (1H01: £9m) respectively. The combined contribution from new business was £6m (1H01: £9m).

Institutional fund management

In the first half of 2002, our institutional fund management team maintained its impressive track record, winning a further £7.2bn (1H01: £6.0bn) of new funds. We continue to benefit from the move to specialist management by larger pension funds in which an indexed core often forms a substantial part of the assets. We are gaining an increasing number of bond mandates, for both active and indexed management, reflecting a shift in asset allocation by UK pension funds.

The profit from institutional fund management was £40m (1H01: £31m). The contribution from new business declined to £15m (1H01: £17m) reflecting the changing mix of business.

Funds under management by the Group grew by 6% to £120bn at 30 June 2002 (1H01: £113bn), of which nearly 60% was held for institutional clients.

General insurance

All classes of business have been profitable in the first half of the year, resulting in 38% growth in operating profit to £22m (1H01: £16m). Net written premiums grew 14% to £141m (1H01: £124m).

The household account, which represents over three-quarters of net premiums written, produced an increased operating profit of £8m.

The operating profit for mortgage indemnity business was £5m (1H01: £6m). £2m of the total profit arose from the release of provisions for pre-1993 mortgage indemnity contracts where the remaining provision is now £7m.

Other personal lines business produced an operating profit of £9m (1H01: £4m) with equal contributions from motor, private medical insurance and accident, sickness and unemployment insurance.

Other operational income

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The loss of £13m (1H01: £1m profit) arose from increased interest expense on a higher level of debt, the growth of our retail investment business and the costs related to European developments.

The Group's other operations produced an unchanged loss of £8m. This primarily reflects the financing costs on our rapidly growing retail investment business, which is reported on a Modified Statutory Solvency basis, and the impact on this business of lower equity values on fee income.

Profit on ordinary activities

The Group's Operating profit from continuing operations before tax was £365m (1H01: £369m). The result from ordinary activities before tax, which includes the effect of variances in investment return from the longer-term return assumed at the end of 2001, was a loss of £131m (1H01: £193m profit). This includes a negative investment return variance of £492m (1H01: £217m) reflecting the worldwide fall in equity markets. The largest impact came from UK life and pensions, where there was a negative variance of £425m (1H01: £154m). The investment return on the equity and property portfolio was 9.7% below the assumption

for the period. The effect of economic assumption changes resulted in a decrease of £1m (1H01: £36m increase).

Balance sheet
At 30 June 2002 the embedded value of the Group's long term businesses was £5,144m (30 June 2001: £4,609m). At 30 June 2002 Shareholders' funds on the Achieved Profits basis amounted to £4,775m (30 June 2001: £4,994m) after providing for the 2002 interim dividend of £86m.

Analysis of profit - Modified Statutory Solvency (MSS) basis

	1H02	**1H01**
	£m	£m
UK life and pensions operating profit	200	176
Worldwide operating profit	265	249
(Loss)/Profit before tax	(192)	57

Operating profit grew to £265m (1H01: £249m), reflecting improved results in all major business areas.

The UK life and pensions operating profit before tax rose to £200m (1H01: £176m), reflecting a 7% growth in the accrued net transfer from the long term fund. The transfer for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The external servicing cost of that debt has been reflected in interest expense reported within Other operational income.

The contribution to profit before tax from the SRC in the UK long term fund was a negative £424m (1H01: £165m). This reflected significantly lower investment returns and the strain associated with substantial volumes of new non-profit business, which makes an important contribution to the new business value added reported in our Achieved Profits results. In addition, following the introduction of FRS19, the new business strain has been augmented by an additional requirement in respect of liability to deferred tax.

The operating profit from our overseas life and pensions businesses was £30m (1H01: £32m). Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years. The results for France reflect the lack of realised gains in current investment markets and strengthening of regulatory provisions.

Post balance sheet events
On 4 July 2002 we announced the sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd to Northern Rock for an estimated total of £131m, subject to regulatory approval. The transactions will generate a pre-tax profit of £36m (£36m post tax). These banking operations, reported as discontinuing operations, generated a profit of £3m in the first half of the year (1H01: £2m). Through a new distribution agreement Northern Rock will manufacture mortgage and retail deposit products which will be marketed to Legal & General's customer and agent networks under the Legal & General brand.

We announced today that Alliance & Leicester will sell Legal & General life protection products from 1 August 2002, extending the highly successful partnership announced last year under which Alliance & Leicester distributes our retail savings products. We have also agreed, subject to regulatory approval, to purchase Alliance & Leicester Life Assurance Company Ltd. The consideration of approximately £84m represents approximately £30m for the value of in-force business and £54m for the net assets of the company.

Payment of dividend
The interim dividend of 1.67p per share will be paid on 1 October 2002 to shareholders registered at the close of business on 13 September. The shares go ex-dividend on 11 September. A Dividend Re-investment Plan is available to shareholders.

Enquiries to:
Investors:

Andrew Palmer, Group Director (Finance)	020 7528 6286
Peter Horsman, Head of Investor Relations	020 7528 6362

Media:

John Morgan, Head of Public Relations	020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson	020 7638 9571 07973 611888

Notes:

- The statements in Part 2 of this release have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers in all material aspects. This methodology sets out a more realistic method for recognising shareholders' profits from long term business than the MSS basis contained in Part 3. These financial statements have been reviewed by PricewaterhouseCoopers and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

- Issued share capital at 30 June 2002 was: 5,159,310,045 shares of 2.5p each.

- A copy of this announcement can be found in the News and Results section of our Shareholder site at http://investor.legalandgeneral.com/releases.cfm

- The results presentation to analysts and fund managers will also be available later today at http://investor.legalandgeneral.com/presentations.cfm

Financial Calendar:

Third quarter 2002 new business results	16 October 2002
Full year 2002 new business results	23 January 2003
Preliminary results for 2002	27 February 2003
Annual General Meeting and first quarter 2003 new business results	30 April 2003
Interim results for 2003 and second quarter new business results	24 July 2003
Third quarter 2003 new business results	15 October 2003

Part 2

Legal & General Group Plc

Consolidated Profit and Loss Account - Achieved Profits basis

Six months ended 30 June 2002

	Notes	30.6.02 £m	30.6.01 Restated £m	Full year 2001 Restated £m
Profit on continuing operations				
Life and pensions	1	**313**	319	633
Institutional fund management		**40**	31	76
General insurance	4	**22**	16	37
Other operational income	5	**(13)**	1	1
		362	367	747
Profit on discontinuing operations				
Other operational income - Banking		**3**	2	4
Operating profit		**365**	369	751
Variation from longer term investment return	7	**(492)**	(217)	(688)
Change in equalisation provision		**(3)**	(3)	(6)
Effect of economic assumption changes	8	**(1)**	36	(3)
Profit on sale of Fairmount Group	9	**-**	8	8
(Loss)/profit on ordinary activities before tax		**(131)**	193	62
Tax on (loss)/profit on ordinary activities	10	**(6)**	(88)	(98)
(Loss)/profit for the financial period		**(137)**	105	(36)
Dividends		**(86)**	(83)	(261)
Retained (loss)/profit		**(223)**	22	(297)
Earnings per share		p	p	p
Based on operating profit after tax		**5.00**	5.15	10.73
Based on (loss)/profit for the financial period		**(2.66)**	2.03	(0.70)
Diluted earnings per share				
Based on operating profit after tax		**4.86**	5.14	10.22
Based on (loss)/profit for the financial period		**(2.66)**	2.03	(0.70)
Dividend per share		**1.67**	1.63	5.09

These financial statements were approved by the Board on 24 July 2002 and have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included in Part 3.

The results for the year ended 2001 and the six months to 30 June 2001 have been restated following the adoption of Financial Reporting Standard 19 (FRS19), Deferred tax (see note 10).

Other than in respect of the FRS 19 restatement, the results for the six months to 30 June 2002 and 30 June 2001 have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2001, and constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results are unaudited, but have been subject to a review by the auditors. The results for year ended 2001 have been taken from the financial statements for the year ended 2001 and restated for the adoption of FRS 19 as referred to above. The 2001 financial statements have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Group Plc

Consolidated Balance Sheet - Achieved Profits basis

Six months ended 30 June 2002

	Notes	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
Assets		£m	£m	£m
Investments	11	**34,234**	34,011	34,464
Assets held to cover linked liabilities		**72,162**	70,692	70,982
Long term in-force business asset		**2,190**	2,145	2,147
Other assets		**3,431**	2,953	2,804
		112,017	109,801	110,397
Liabilities				
Shareholders' funds	13	**4,775**	5,311	4,994
Fund for future appropriations		**1,078**	2,497	1,845
Technical provisions				
- Technical provisions for linked liabilities		**72,011**	70,592	70,848
- Long term business provisions		**29,697**	27,551	28,536
- General insurance provisions		**327**	329	336
		102,035	98,472	99,720
Borrowings	14	**1,762**	773	1,642
Bank customer deposits		**1,130**	1,186	1,043
Other creditors		**1,237**	1,562	1,153
		112,017	109,801	110,397

Statement of Total Recognised Gains and Losses

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
	£m	£m	£m
(Loss)/profit for the financial period	**(137)**	105	(36)
Exchange gains/(losses)	**2**	(1)	(1)
Total recognised gains and losses	**(135)**	104	(37)

New business

Six months ended 30 June 2002

New Annual Premium Equivalent	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Insurance business			
Life	**163**	133	294
Pensions	**155**	133	290
UK	**318**	266	584
USA	29	26	52
Netherlands	10	10	17
France	8	10	18
	47	46	87
Insurance total	**365**	312	671
Retail investment business			
UK	**131**	59	126
France	**2**	2	4
Total new business	**498**	373	801
International insurance new business expressed at 30 June 2002 exchange rates			
USA	**29**	24	50
Netherlands	**10**	11	18
France	**8**	11	19
	47	46	87

Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.

Institutional fund management	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Managed pension funds *			
- Pooled funds	**6,325**	5,597	10,608
- Segregated funds	**477**	402	2,571
- Limited partnerships	**103**	-	-
	6,905	5,999	13,179
Other funds	**312**	13	40
	7,217	6,012	13,219

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd. Additional funds which are held on a temporary basis, generally as part of portfolio reconstructions, amounting to £0.7bn (1H01: £0.4bn; FY01: £2.6bn) have been excluded from the above figures.

Legal & General Group Plc

New business

Six months ended 30 June 2002

	6 months 30.6.02 £m	3 months 30.6.02 £m	3 months 31.3.02 £m	6 months 30.6.01 £m	3 months 30.6.01 £m	3 months 31.3.01 £m
UK annual premiums						
Insurance business						
Life						
- Mortgage-related	**49**	**25**	**24**	51	28	23
- Protection	**22**	**12**	**10**	16	9	7
- Group risk	**14**	**8**	**6**	16	7	9
Pensions						
- Individual pensions	**93**	**50**	**43**	50	28	22
- Group pensions	**4**	**2**	**2**	4	2	2
	182	**97**	**85**	137	74	63
Retail investment business						
ISAs	**26**	**17**	**9**	16	11	5
Unit trusts	**5**	**3**	**2**	-	-	-
Total	**213**	**117**	**96**	153	85	68
UK single premiums						
Insurance business						
Bonds						
- With-profits	**665**	**312**	**353**	459	280	179
- Other	**111**	**63**	**48**	39	22	17
Pensions						
- Individual pensions	**150**	**72**	**78**	158	71	87
- Annuities - individual	**185**	**86**	**99**	160	57	103
- Annuities - bulk purchase	**175**	**87**	**88**	397	268	129
- Other group business	**28**	**15**	**13**	37	15	22
- DSS rebates	**43**	**20**	**23**	35	11	24
	1,357	**655**	**702**	1,285	724	561
Retail investment business						
ISAs	**536**	**330**	**206**	310	140	170
Unit trusts	**469**	**251**	**218**	120	45	75
Total	**2,362**	**1,236**	**1,126**	1,715	909	806
UK APE						
Individual life and pensions	**279**	**142**	**137**	202	109	93
Retail investments	**131**	**78**	**53**	59	29	30
by channel						
- Independent financial advisers	180	98	82	155	81	74
- Business partnerships	164	83	81	64	35	29
- Business partnerships direct	29	16	13	1	0	1
- Direct	37	23	14	41	22	19
Total UK individual	**410**	**220**	**190**	261	138	123
Group	**39**	**21**	**18**	64	38	26
Total	**449**	**241**	**208**	325	176	149

New business

Six months ended 30 June 2002

	2002			2001		
	6 months	3 months	3 months	6 months	3 months	3 months
	30.6.02	30.6.02	31.3.02	30.6.01	30.6.01	31.3.01
	£m	£m	£m	£m	£m	£m
International annual premiums						
Insurance business						
USA	**29**	**14**	**15**	26	14	12
Netherlands	**5**	**3**	**2**	4	2	2
France	**3**	**2**	**1**	5	3	2
Total	37	**19**	**18**	35	19	16
International single premiums						
Insurance business						
Netherlands	**53**	**21**	**32**	62	15	47
France	**53**	**24**	**29**	55	26	29
	106	**45**	**61**	117	41	76
Retail investment business						
France	**16**	**9**	**7**	22	8	14
Total	**122**	**54**	**68**	139	49	90

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

1. Operating profit from long term business

	UK	International	Life and pensions Total	Managed pension funds *	Total
Six months ended 30.6.02	£m	£m	£m	£m	£m
Contribution from:					
New business	**94**	**18**	**112**	**15**	**127**
In-force business					
- expected return	**128**	**23**	**151**	**7**	**158**
- experience variances	**(18)**	**(14)**	**(32)**	**7**	**(25)**
- operating assumption changes	**(7)**	**1**	**(6)**	**2**	**(4)**
Development costs	**(3)**	**0**	**(3)**	**(1)**	**(4)**
Shareholder net worth	**83**	**8**	**91**	**2**	**93**
Operating profit	**277**	**36**	**313**	**32**	**345**
Six months ended 30.6.01					
Contribution from:					
New business	77	20	97	17	114
In-force business					
- expected return	118	22	140	7	147
- experience variances	19	5	24	9	33
- operating assumption changes	0	0	0	(5)	(5)
Development costs	(10)	0	(10)	0	(10)
Shareholder net worth	61	7	68	-	68
Operating profit	265	54	319	28	347
Full year ended 31.12.01					
Contribution from:					
New business	183	34	217	27	244
In-force business					
- expected return	242	45	287	14	301
- experience variances	43	(5)	38	20	58
- operating assumption changes	(33)	11	(22)	11	(11)
Development costs	(26)	0	(26)	(2)	(28)
Shareholder net worth	123	16	139	-	139
Operating profit	532	101	633	70	703

* Included in the Institutional fund management result of £40m (1H01: £31m; FY01: £76m).

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

2. Life and pensions gross premiums and operating profit

	30.6.02 Premiums written £m	30.6.02 Operating profit £m	30.6.01 Premiums written £m	30.6.01 Operating profit £m	Full year 2001 Premiums written £m	Full year 2001 Operating profit £m
UK	**2,085**	**277**	2,012	265	4,250	532
USA	**142**	**20**	130	33	272	67
Netherlands	**78**	**11**	82	12	131	18
France	**74**	**5**	73	9	146	16
	2,379	**313**	2,297	319	4,799	633

International life and pensions gross premiums and operating profit expressed at 30 June 2002 exchange rates are:

	30.6.01 Premiums written £m	30.6.01 Operating profit £m	Full year 2001 Premiums written £m	Full year 2001 Operating profit £m
USA	121	31	261	64
Netherlands	88	13	139	19
France	79	10	155	17

3. Sterling exchange rates used

	30.6.02	30.6.01	31.12.01
United States dollar	**1.52**	1.41	1.46
Euro	**1.54**	1.66	1.63

4. General insurance net premiums and operating profit

	30.6.02 Premiums written £m	30.6.02 Operating profit £m	30.6.01 Premiums written £m	30.6.01 Operating profit £m	Full year 2001 Premiums written £m	Full year 2001 Operating profit £m
Household	**108**	**8**	90	6	204	15
Mortgage indemnity	**1**	**5**	1	6	1	14
Other business (including overseas)	**32**	**9**	33	4	64	8
Total	**141**	**22**	124	16	269	37

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

5. Other operational income

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Shareholders' other income			
- Investment return on shareholders' funds	**21**	26	52
- Interest expense	**(21)**	(12)	(24)
	0	14	28
Other operations	**(8)**	(8)	(17)
Unallocated corporate and development expenses	**(5)**	(5)	(10)
	(13)	1	1

6. General insurance and shareholder investment return

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Investment income	**22**	34	62
Interest expense and charges	**(21)**	(12)	(25)
Realised investment losses	**0**	(2)	(12)
Unrealised investment depreciation	**(22)**	(29)	(42)
	(21)	(9)	(17)
reported within:			
General insurance	**9**	9	18
Other operational income	**0**	14	28
Variation from longer term investment return			
- General insurance	**(9)**	(14)	(25)
- Other operational income	**(21)**	(18)	(38)
	(30)	(32)	(63)

The investment return shown represents the return on the General insurance and Corporate funds. Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

7. Variation from longer term investment return

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Life and pensions			
- UK	**(425)**	(154)	(579)
- International	**(13)**	(15)	(15)
Total life and pensions	**(438)**	(169)	(594)
Managed pension funds	**(24)**	(16)	(31)
Total long term business	**(462)**	(185)	(625)
General insurance	**(9)**	(14)	(25)
Other operational income	**(21)**	(18)	(38)
	(492)	(217)	(688)

For long term business, the variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

8. Effect of economic assumption changes

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Life and pensions			
- UK	**1**	44	2
- International	**(2)**	(7)	(5)
Total life and pensions	**(1)**	37	(3)
Managed pension funds	**0**	(1)	0
Total long term business	**(1)**	36	(3)

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

9. Sale of Fairmount Group

The sale of Fairmount Group plc, a wholly owned subsidiary, to Brown Shipley & Co Ltd was completed on 16 August 2001. This transaction resulted in an exceptional profit before tax of £8m (£8m after tax). The results to the date of sale were not material and hence were not separately reported as discontinued business. This transaction, after an interim dividend of £2m, generated net proceeds of £35m against which goodwill of £20m, previously written off against reserves, had been charged.

10. Analysis of tax

	30.6.02 Profit/(loss) before tax	30.6.02 Tax (charge)/ credit	30.6.01 Profit before tax	30.6.01 Tax (charge)/ credit Restated	Full year 2001 Profit before tax	Full year 2001 Tax (charge)/ credit Restated
Profit on continuing operations	£m	£m	£m	£m	£m	£m
UK life and pensions	**277**	**(76)**	265	(69)	532	(137)
International life and pensions						
- USA	20	(7)	33	(11)	67	(24)
- Netherlands	11	(4)	12	(4)	18	(6)
- France	5	(2)	9	(3)	16	(5)
	36	**(13)**	54	(18)	101	(35)
	313	**(89)**	319	(87)	633	(172)
Institutional fund management	**40**	**(13)**	31	(9)	76	(21)
General insurance	**22**	**(7)**	16	(5)	37	(8)
Other operational income	**(13)**	**4**	1	0	1	6
	362	**(105)**	367	(101)	747	(195)
Profit on discontinuing operations						
Other operational income - Banking	**3**	**(1)**	2	(1)	4	(1)
Operating profit	**365**	**(106)**	369	(102)	751	(196)
Variation from longer term investment retı	**(492)**	**97**	(217)	22	(688)	90
Change in equalisation provision	**(3)**	**1**	(3)	1	(6)	2
Effect of economic assumption changes	**(1)**	**2**	36	(9)	(3)	6
Profit on sale of Fairmount Group	**-**	**-**	8	-	8	-
Profit on ordinary activities and tax	**(131)**	**(6)**	193	(88)	62	(98)

FRS19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. Profits after tax for 1H01 and FY01 increased by £Nil and £7m respectively. Shareholders' funds were reduced by £7m and £Nil respectively. The achieved profits methodology effectively requires expected future tax provisions for long term business to be discounted. Deferred tax provisions for other than long-term business operations have not been discounted.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

11. Funds under management

	At 30.6.02 £m	At 30.6.01 £m	At 31.12.01 £m
Land and buildings	**3,266**	3,555	3,526
Shares, variable yield securities and unit trusts	**11,964**	13,722	12,964
Debt and other fixed income securities	**15,029**	13,525	14,270
Loans secured by mortgages	**1,670**	1,308	1,394
Other loans and investments	**338**	550	382
Deposits with credit institutions	**1,967**	1,351	1,928
Total investments	**34,234**	34,011	34,464
Assets held to cover linked liabilities	**72,162**	70,692	70,982
Funds included in the consolidated balance sheet	**106,396**	104,703	105,446
Segregated funds	**8,334**	4,677	7,561
Unit trusts, ISAs and PEPs	**5,353**	3,830	4,535
Total funds under management	**120,083**	113,210	117,542
representing:			
Managed in the UK			
- Active	**34,204**	32,499	33,832
- Index tracking	**80,353**	76,129	78,255
- For overseas subsidiaries	**1,109**	1,163	1,161
	115,666	109,791	113,248
Managed overseas	**2,626**	1,487	2,661
	118,292	111,278	115,909
Mortgages and other	**1,791**	1,932	1,633
	120,083	113,210	117,542
including Institutional funds under management:			
Managed pension funds			
- Pooled	**62,522**	61,958	61,675
- Segregated	**5,702**	2,274	5,130
	68,224	64,232	66,805
Other funds	**2,632**	2,403	2,575
	70,856	66,635	69,380

The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if the value reported for shares, variable yield securities and unit trusts increased by £83m (1H01: decrease £44m; FY01: increase £136m); deposits would be changed by corresponding amounts. The effect of other derivatives is not considered significant enough to be reported separately.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

12. Embedded value

	UK £m	International £m	Life and pensions Total £m	Managed pension funds £m	Total £m
Six months ended 30.6.02					
At 1 January	**4,432**	**633**	**5,065**	**252**	**5,317**
Exchange rate movements	**-**	**(11)**	**(11)**	**-**	**(11)**
	4,432	**622**	**5,054**	**252**	**5,306**
(Loss)/profit after tax	**(141)**	**14**	**(127)**	**6**	**(121)**
Capital movements	**100**	**-**	**100**	**-**	**100**
Distributions	**(140)**	**(1)**	**(141)**	**-**	**(141)**
At end of period	**4,251**	**635**	**4,886**	**258**	**5,144**
comprising:					
Value of in-force business	**2,474**	**401**	**2,875**	**129**	**3,004**
Shareholder net worth *	**1,777**	**234**	**2,011**	**129**	**2,140**
	4,251	**635**	**4,886**	**258**	**5,144**
Six months ended 30.6.01					
At 1 January	3,868	578	4,446	134	4,580
Exchange rate movements	-	18	18	-	18
	3,868	596	4,464	134	4,598
Profit after tax	86	20	106	8	114
Capital movements	35	-	35	-	35
Distributions	(123)	(1)	(124)	(14)	(138)
At end of period	3,866	615	4,481	128	4,609
comprising:					
Value of in-force business	2,457	369	2,826	128	2,954
Shareholder net worth *	1,409	246	1,655	-	1,655
	3,866	615	4,481	128	4,609

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

12. Embedded value (continued)

	UK £m	International £m	Life and pensions Total £m	Managed pension funds £m	Total £m
Full year ended 31.12.01					
At 1 January	3,868	578	4,446	134	4,580
Exchange rate movements	-	6	6	-	6
	3,868	584	4,452	134	4,586
(Loss)/profit after tax	(109)	52	(57)	26	(31)
Capital movements **	920	(1)	919	116	1,035
Distributions	(247)	(2)	(249)	(24)	(273)
At 31 December	4,432	633	5,065	252	5,317
comprising:					
Value of in-force business	2,439	394	2,833	136	2,969
Shareholder net worth *	1,993	239	2,232	116	2,348
	4,432	633	5,065	252	5,317

* For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (1H01: £197m; FY01: £502m) but excludes the net assets of £71m (1H01: £228m; FY01: £68m) of the UK long term fund (LTF) operational subsidiaries.

** Following the transfer of the investment management businesses in December 2001 the LTF subsidiaries, which were the holding companies for these businesses, were no longer considered as operational. Their net assets of £580m were attributed to UK life and pensions. This impact, together with the further increase in subordinated debt of £355m less net capital invested in operational subsidiaries of £15m, was reported as a capital movement. Also following this transfer, the shareholder net worth attributable to managed pension funds was the shareholders' funds on the MSS basis of £116m which was reported as a capital movement which took place at the year end.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

13. Shareholders' funds

Segmental analysis

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
Embedded value of life and pensions businesses:	£m	£m	£m
- UK*	**4,251**	3,866	4,432
- USA	**486**	481	492
- Netherlands	**84**	70	74
- France	**65**	64	67
	4,886	4,481	5,065
Institutional fund management**	**294**	262	284
	5,180	4,743	5,349
General insurance	**95**	88	91
Banking	**96**	93	93
Corporate funds ***	**(596)**	387	(539)
	4,775	5,311	4,994

Movement

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
At 1 January	**4,994**	5,267	5,267
(Loss)/profit for the financial period	**(137)**	105	(36)
Exchange movements	**2**	(1)	(1)
Dividends	**(86)**	(83)	(261)
Increase in share capital/share premium	**2**	3	5
Goodwill written back on sale of Fairmount Group plc	**-**	20	20
At end of period	**4,775**	5,311	4,994

* Including £602m (1H01: £197m; FY01: £502m) of intra-group subordinated debt capital attributed to the SRC.

** Including £258m (1H01: £232m; FY01: £252m) net assets of managed pension funds business.

*** Corporate funds include the convertible debt of £515m (1H01: £Nil; FY01 £515m) and the senior debt of £602m (1H01: £197m; FY01: £502m) which has been onlent to the UK LTF.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

14. Borrowings

	At 30.6.02 £m	At 30.6.01 £m	At 31.12.01 £m
2.75% Convertible bond 2006	**515**	-	515
Medium Term Notes 2031-2041	**597**	197	402
Medium Term Notes 2002-2004	**454**	211	334
Commercial paper 2002	**179**	337	321
Bank loans 2002	**17**	28	70
Total borrowings	**1,762**	773	1,642

The convertible bond is due in 2006 with a coupon of 2.75% p.a. and is convertible into ordinary shares of the Company at 204p per share. If converted, this bond would give rise to the issue of 257.4m new ordinary shares which represents approximately 5% of the current issued share capital.

15. Contingent liability

In June 2001 Legal & General Assurance Society Limited ("the Society") reinsured certain new individual term assurance business with the UK life branch of Munich Reinsurance Company ("the reinsurer"). On 11 July 2002 the Society received notification that the reinsurer considers the reinsurance to be void on the basis of mistaken pricing by the reinsurer.

Were the reinsurer's contention to be upheld, the reported profit on an AP basis would be adversely affected. On an MSS basis there would be no impact on operating profit, although there would be an adverse effect on the reported change in the SRC and profit before tax. However it is not yet practicable to estimate the resultant financial impact as this would depend on the terms of the alternative arrangements that would be made.

Having taken advice from Leading Counsel, the directors are confident that there is no valid basis for the reinsurer's claim and that it is unlikely that a material loss will arise.

16. Post balance sheet events

The Group agreed on 4 July 2002 to sell Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, subject to regulatory approval. The results to the date of sale have been reported in these financial statements as discontinuing business. This transaction will result in an exceptional profit before tax of £36m (£36m after tax) and will generate net proceeds estimated to be £131m.

On 24 July 2002 the Group also agreed to acquire Alliance & Leicester Life Assurance Company Ltd, subject to regulatory approval, from Alliance & Leicester plc. The consideration, estimated to be approximately £84m, represents approximately £30m for the value of the in-force business and £54m for the net assets of the company. The results will be accounted for as an acquisition in the Group's consolidated financial statements.

Notes to Financial Statements - Achieved Profits basis

Six months ended 30 June 2002

17. Embedded value assumptions

UK life and pensions

Key economic assumptions are set out below and should be read in conjunction with the notes to the supplementary financial statements in the 2001 Report and Accounts. The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the gilt assumption.

	30.6.02 % p.a.	30.6.01 % p.a.	31.12.01 % p.a.	31.12.00 % p.a.
UK				
Investment return				
- Gilts				
- Fixed interest	**5.0**	5.3	5.0	4.7
- RPI linked	**5.0**	5.3	5.0	4.7
- Non-gilts				
- Fixed interest	**5.4 - 6.2**	5.8 - 6.9	5.4 - 6.3	5.3 - 6.5
- RPI linked	**5.2 - 5.6**	5.4 - 6.3	5.1 - 5.8	5.0 - 6.0
- Equities and property	**7.6**	7.9	7.6	7.3
Risk discount rate (after tax)	**7.5**	7.8	7.5	7.2
Inflation				
- Expenses/earnings	**3.7**	3.7	3.5	3.6
- Indexation	**2.7**	2.7	2.5	2.6
USA				
Reinvestment rate	**5.9**	8.0	6.5	7.0
Risk discount rate (after tax)	**7.4**	9.0	7.6	7.7
Europe				
Government bond return	**5.2**	5.2	5.0	5.0
Risk discount rate (after tax)	**8.5**	8.5	8.5	8.5

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2001. The value of new business has been calculated using actual acquisition costs.

18. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

	As published	1% lower risk discount rate	1% higher risk discount rate	1% higher equities/property yields
Effect on embedded value at 30 June 2002	4,251	+£270m	-£230m	+£250m
Effect on new business contribution for the period	94	+£18m	-£15m	+£11m

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

Legal & General Group Plc

02 AUG -5

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Six months ended 30 June 2002

	Notes	30.6.02 £m	30.6.01 Restated £m	Full year 2001 Restated £m
Profit on continuing operations				
Life and pensions	1	**230**	208	414
Institutional fund management		**23**	22	41
General insurance		**22**	16	37
Other operational income		**(13)**	1	1
		262	247	493
Profit on discontinuing operations				
Other operational income - Banking		**3**	2	4
Operating profit		**265**	249	497
Variation from longer term investment return		**(30)**	(32)	(63)
Change in equalisation provision		**(3)**	(3)	(6)
Shareholder retained capital (SRC) contribution	2	**(424)**	(165)	(550)
Profit on sale of Fairmount Group		**-**	8	8
(Loss)/profit on ordinary activities before tax		**(192)**	57	(114)
Tax credit/(charge) on (loss)/profit on ordinary activities		**10**	(49)	(30)
(Loss)/profit for the financial period		**(182)**	8	(144)
Dividends		**(86)**	(83)	(261)
Retained loss		**(268)**	(75)	(405)
Earnings per share		**p**	p	p
Based on operating profit after tax		**3.52**	3.32	6.87
Based on (loss)/profit for the financial period		**(3.53)**	0.16	(2.80)
Diluted earnings per share				
Based on operating profit after tax		**3.45**	3.31	6.55
Based on (loss)/profit for the financial period		**(3.53)**	0.16	(2.80)
Dividend per share		**1.67**	1.63	5.09

These financial statements were approved by the Board on 24 July 2002 and have been prepared for long term business using the Modified Statutory Solvency (MSS) basis. The Achieved Profits (AP) results are included in Part 2. The results for the year ended 2001 and the six months to 30 June 2001 have been restated following the adoption of Financial Reporting Standard 19, (FRS19) Deferred tax (see note 4).
Other than in respect of the FRS 19 restatement, the results for the six months to 30 June 2002 and 30 June 2001 have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2001, and constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results are unaudited, but have been subject to a review by the auditors. The results for year ended 2001 have been taken from the financial statements for the year ended 2001 and restated for the adoption of FRS 19 as referred to above. The 2001 financial statements have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Consolidated Balance Sheet - Modified Statutory Solvency Basis

Six months ended 30 June 2002

	Notes	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
Assets		£m	£m	£m
Investments		**34,234**	34,011	34,464
Assets held to cover linked liabilities		**72,162**	70,692	70,982
Other assets		**3,458**	2,996	2,834
		109,854	107,699	108,280
Liabilities				
Shareholders' funds	3	**2,612**	3,209	2,877
Fund for future appropriations		**1,078**	2,497	1,845
Technical provisions		**102,035**	98,472	99,720
Borrowings and other creditors		**4,129**	3,521	3,838
		109,854	107,699	108,280

Statement of Total Recognised Gains and Losses

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
	£m	£m	£m
(Loss)/profit for the financial period	**(182)**	8	(144)
Exchange gains	**1**	6	2
Total recognised gains and losses	**(181)**	14	(142)

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2002

1. Life and pensions operating profit

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
With-profits business	**56**	69	129
Non-profit business	**144**	107	224
UK	**200**	176	353
USA	**26**	25	50
Netherlands	**6**	6	12
France	**(2)**	1	(1)
	230	208	414

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS or US GAAP.

2. Change in SRC

	30.6.02 £m	30.6.01 Restated £m	Full year 2001 Restated £m
Investment income	**30**	26	51
Interest expense and charges	**(1)**	0	(1)
Realised investment gains	**9**	32	6
Unrealised investment depreciation	**(167)**	(125)	(203)
Investment return on SRC	**(129)**	(67)	(147)
Net capital (invested in)/released from non-profit business	**(151)**	9	(179)
Distribution of operating profit from non-profit business	**(144)**	(107)	(224)
SRC contribution before tax	**(424)**	(165)	(550)
SRC at 1 January	**2,631**	2,293	2,293
SRC contribution before tax	**(424)**	(165)	(550)
Tax	**87**	26	101
SRC contribution after tax	**(337)**	(139)	(449)
Change in the net asset values of SRC subsidiaries	**(536)**	12	432
Dividends received from SRC subsidiaries	**542**	-	-
Movement in intra-group subordinated debt	**100**	50	355
SRC at end of period	**2,400**	2,216	2,631

On 24 December 2001 the investment management subsidiaries held within the SRC were transferred to new shareholder owned holding companies.

SRC includes intra-group subordinated debt capital of £602m (1H01: £197m; FY01: £502m).

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2002

3. Shareholders' funds

	30.6.02	30.6.01 Restated	Full year 2001 Restated
	£m	£m	£m
At 1 January	**2,877**	3,255	3,255
Total recognised gains and losses	**(181)**	14	(142)
Dividends	**(86)**	(83)	(261)
Increase in share capital/premium	**2**	3	5
Goodwill written back on sale of Fairmount Group plc	**-**	20	20
At end of period	**2,612**	3,209	2,877
Comprising:			
Share capital	**129**	129	129
Share premium	**149**	145	147
Profit and loss account	**2,334**	2,935	2,601
	2,612	3,209	2,877

The number of fully paid ordinary shares of 2.5p in issue at the period end was 5,159m (1H01: 5,153m; FY01: 5,156m)

4. Tax

FRS19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. The principal impact is the recognition of additional deferred tax in respect of unrealised appreciation of investments and future tax relief for acquisition expenses. Profits after tax for 1H01 and FY01 increased by £4m and £47m respectively. Shareholders' funds increased by £72m at 30.6.01 and £115m at 31.12.01, and the Fund for future appropriations reduced by £443m and £405m, respectively. Deferred tax provisions have not been discounted.

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided at 30.6.02 was £690m (30.6.01, £650m; 31.12.01, £768m).

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2002

5. Segmental analysis of shareholders' funds

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
	£m	£m	£m
Life and Pensions			
- UK (SRC)*	**2,329**	1,988	2,563
- USA	**461**	461	462
- Netherlands	**23**	15	17
- France	**39**	41	40
	2,852	2,505	3,082
Institutional fund management	**165**	134	148
General insurance	**95**	88	91
Banking	**96**	93	93
Corporate funds**	**(596)**	389	(537)
Shareholders' funds on the MSS basis	**2,612**	3,209	2,877
Less: Purchased interests in long term business included in above	**(27)**	(43)	(30)
AP long term in-force business asset	**2,190**	2,145	2,147
Shareholders' funds on the AP basis	**4,775**	5,311	4,994

* Including £602m (1H01: £197m; FY01: £502m) of intra-group subordinated debt capital attributed to the SRC.
** Corporate funds include the convertible debt of £515m (1H01: £Nil; FY01: £515m) and the senior debt which has been onlent to the UK Long Term Fund (LTF) of £602m (1H01: £197m; FY01: £502m).

6. UK Long Term Fund

	At 30.6.02	At 30.6.01 Restated	At 31.12.01 Restated
	£bn	£bn	£bn
With-profits business	**24.3**	25.8	25.2
Non-profit business	**11.1**	9.5	10.5
Sub-fund	**0.2**	0.3	0.2
SRC	**2.4**	2.2	2.6
	2.6	2.5	2.8
Value of fund	**38.0**	37.8	38.5

Assets of the fund are valued at market value.

Legal & General Group Plc

Consolidated Cash Flow Statement (excluding long term business)

Six months ended 30 June 2002

	30.6.02 £m	30.6.01 £m	Full year 2001 £m
Net cash inflow/(outflow) from operating activities	**210**	177	(79)
Interest paid	**(21)**	(12)	(24)
Tax received/(paid)	**5**	(4)	(20)
Capital expenditure - net receipts	**0**	2	0
Capital injection into Legal & General Bank Ltd	**(6)**	-	-
Disposal of Fairmount Group	**-**	-	34
Acquisition of investment management subsidiaries from the LTF	**-**	-	(570)
Dividends paid	**(178)**	(166)	(250)
Financing	**(38)**	177	837
	(28)	174	(72)
Cash flows (not including long term business) were invested/(divested) as follows:			
Decrease in cash holdings	**(11)**	(3)	(6)
Net (sale)/purchase of investments	**(17)**	177	(66)
Net (divestment)/investment	**(28)**	174	(72)
Reconciliation of profit before tax to operating cash flow			
(Loss)/profit on ordinary activities before tax	**(192)**	57	(114)
Profit/(loss) relating to long term business	**187**	(59)	108
Cash received from/(paid to) long term business	**143**	168	(137)
Other items	**72**	11	64
Net cash inflow/(outflow) from operating activities	**210**	177	(79)